Exhibit 99.1

News Release

July 29, 2021

Turquoise Hill announces financial results and review of operations for the second quarter of 2021

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced its financial results for the period ended June 30, 2021. All figures are in U.S. dollars unless otherwise stated.

“The Oyu Tolgoi team turned in another strong performance with production of 36,735 tonnes of copper and 113,054 ounces of gold, generating revenue of $317.8 million, a 14% increase over the same quarter last year despite the impact of significant COVID related challenges experienced during the quarter which included a series of lockdowns and constraints on staffing levels.” stated Steve Thibeault, Interim Chief Executive Officer of Turquoise Hill Resources. “Looking to the second half of 2021, we are maintaining our production guidance of 150,000 – 180,000 tonnes of copper, and 400,000 – 480,000 ounces of gold as we continue to access the higher copper and gold grades from Phase 4B through the remainder of the year.

We continue to advance the underground development project with all project-related technical criteria on-track to initiate the undercut. While the COVID situation in the country is improving as more people are vaccinated, Oyu Tolgoi will, along with the Government of Mongolia and the local communities, continue to work to protect the health and safety of its employees, contractors and neighbours. I am pleased to report that over 98% of our workers are fully vaccinated, and recent easing of quarantine constraints have supported gradual improvements in site personnel levels.”

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi open pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the six months ended June 30, 2021.

•	In Q2’21, Oyu Tolgoi produced 36,735 tonnes of copper and 113,054 ounces of gold.

•	Q2’21 mill throughput of 9.4 million tonnes was 2% lower than Q2’20 and 4% lower than Q1’21 due to lower personnel numbers and planned maintenance activities.

•

Turquoise Hill’s current estimate of its base case incremental funding requirement is now $2.4 billion (March 31, 2021: $2.3 billion). The increase is primarily related to resequencing of ore phases of the Oyu Tolgoi open pit mine and the additional 2021 underground development cost impacts of the known COVID-19 issues up to June 30, 2021, which are estimated to be approximately $100 million, partially offset by improved commodity price forecasts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•

As at June 30, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to meet the Company’s requirements, including funding of underground capital expenditure, into Q3’22.

•

Revenue of $317.8 million in Q2’21 increased 14.3% from $278.0 million in Q2’20, reflecting an increase of $74.9 million in revenue from gold partly offset by a decrease of $34.3 million in revenue from copper. Gold revenue benefitted from a 6.3% increase in the average price of gold and a 135.5% increase in volumes of gold in concentrates sold. Copper revenue was impacted by a 50.6% decrease in volumes of copper in concentrates sold, partly offset by an 82.5% increase in the average price of copper.

•

Income for the period was $118.8 million in Q2’21 compared with $72.3 million in Q2’20, primarily reflecting the impact of a $139.2 million increase in gross margin driven by both increased revenue and a decrease in cost of sales. This was partly offset by the impact of a lower deferred tax asset recognised in Q2’21 versus Q2’20 and higher operating cash costs[1] driven mainly by higher royalty costs due to the increased revenue as well as additional COVID-19 related costs. Income attributable to owners of Turquoise Hill in Q2’21 was $96.9 million, or $0.48 per share, compared to $72.6 million, or $0.36 per share in Q2’20.

•	Cost of sales was $1.91 per pound of copper sold and C1 cash costs[1] were $0.83 per pound of copper produced. All-in sustaining costs[1] were $1.48 per pound of copper produced.

•

Total operating cash costs[1] of $210.5 million in Q2’21 increased 16.4% from $180.8 million in Q2’20, due principally to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs, partially offset by lower power study costs.

•

Underground capital spend in Q2’21 was $211.4 million, including $49.9 million of underground sustaining capital. Total underground capital spend since January 1, 2016 is now approximately $4.9 billion, including $0.2 billion of underground sustaining capital.

•

Cash generated from operating activities was $209.3 million in Q2’21, compared to $81.8 million cash used in operating activities in Q2’20. The difference was due to the impact of a $261.0 million improvement in cash from operating activities before interest and tax, which was primarily due to a $139.2 million higher gross margin as well as more favourable movements in deferred revenue in Q2’21 compared to Q2’20 driven by the timing of ramp-up in concentrate shipments during Q2’21 following the declaration of force majeure as well as related contingency measures to improve Oyu Tolgoi’s short-term liquidity.

•

Q2’21 concentrate shipments to customers were impacted by COVID-19 related Mongolian-Chinese border restrictions, which resulted in force majeure being declared effective 30 March 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage supply chain disruptions. The force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

•

All technical undercut readiness activities have been met or are on track to being met. Non-technical criteria are still pending and are critical elements for consideration to proceed with the decision to commence the undercut which has been delayed from the Company’s expected timing.

1 Please refer to Section – NON-GAAP MEASURES – on page 19 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

•

Given the cumulative and on-going impacts of COVID-19, delayed commitments resulting from non-approval of the Definitive Estimate (DE) budget by the OT Board and outstanding non-technical issues related to the undercut decision, the Company expects that there will be further impacts on overall project cost and schedule.

OPERATIONAL OUTLOOK FOR 2021

Oyu Tolgoi’s operational outlook for 2021 remains unchanged and is expected to produce 150,000 to 180,000 tonnes of copper and 400,000 to 480,000 ounces of gold. The increase in gold production in 2021 compared with 2020 is the result of transitioning lower into the higher grade areas of Phase 4B.

Operating cash costs2 for 2021 are expected to be $800 million to $850 million.

Capital expenditure for 2021 on a cash-basis is still expected to be $105 million to $125 million for the open-pit and at the low end of the $0.9 billion to $1.0 billion range previously disclosed for the underground, including underground sustaining capital expenditure.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. Underground capital is inclusive of VAT.

2021 C1 cash costs2 are expected to be in the range of negative $0.20 to positive $0.20 per pound of copper produced. Unit cost guidance assumes the midpoint of the expected 2021 copper and gold production ranges and a gold price of $1,804 per ounce.

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2021 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At the end of Q2’21, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 13,500 workers, of which over 96% were Mongolians.

2 Please refer to Section – NON-GAAP MEASURES – on page 19 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

SELECTED FINANCIAL METRICS (1)

	Three months ended			Six months ended

($ in millions, unless otherwise noted)	2Q	2Q	Change	2Q	2Q	Change
	2021	2020	%	2021	2020	%

Revenue	317.8	278.0	14.3%	844.3	408.6	106.6%

Income (loss) for the period	118.8	72.3	—	451.0	91.3	—

Income (loss) attributable to owners of Turquoise Hill	96.9	72.6	—	333.6	117.8	—

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	0.48	0.36	—	1.66	0.59	—

Revenue by metals in concentrates

Copper	187.4	221.7	(15.5%)	521.1	318.5	63.6%

Gold	127.5	52.6	142.4%	315.7	84.2	274.9%

Silver	2.9	3.7	(21.6%)	7.5	5.9	27.1%

Cost of sales	82.6	182.0	(54.6%)	238.2	327.9	(27.4%)

Production and delivery costs	61.4	137.1	(55.2%)	164.8	241.8	(31.8%)

Depreciation and depletion	21.2	51.1	(58.5%)	73.4	86.1	(14.8%)

Capital expenditure on cash basis	230.3	261.9	(12.1%)	480.6	563.0	(14.6%)

Underground-Development	161.5	239.0	(32.4%)	342.6	530.5	(35.4%)

Underground-Sustaining	49.9	11.0	353.6%	110.8	11.0	907.3%

Open pit	18.9	11.9	58.8%	27.2	21.5	26.5%

Proceeds from pre-production revenue	(12.0)	(7.6)	57.9%	(12.0)	(7.6)	57.9%

Royalties	22.5	14.2	58.5%	45.2	24.5	84.5%

Operating cash costs (2)	210.5	180.8	16.4%	411.7	368.9	11.6%

Unit costs ($)

Cost of sales (per pound of copper sold)	1.91	2.08	(8.2%)	1.84	2.27	(18.9%)

C1 (per pound of copper produced) (2)	0.83	1.61	(48.4%)	0.42	1.84	(77.2%)

All-in sustaining (per pound of copper produced) (2)	1.48	2.18	(32.1%)	0.93	2.29	(59.4%)

Mining costs (per tonne of material mined) (2)	2.71	1.69	60.1%	2.27	1.71	32.6%

Milling costs (per tonne of ore treated) (2)	7.09	6.77	4.8%	6.66	6.14	8.5%

G&A costs (per tonne of ore treated)	4.98	3.25	53.1%	4.21	3.09	36.3%

Cash generated from (used in) operating activities	209.3	(81.8)	355.9%	76.1	(106.3)	171.6%

Cash generated from operating activities before interest and tax	295.7	34.7	752.2%	543.9	36.2	1,402.5%

Interest paid	84.5	118.7	(28.8%)	111.0	145.5	(23.7%)

Total assets	13,873	12,895	7.6%	13,873	12,895	7.6%

Total non-current financial liabilities	4,407	4,374	0.8%	4,407	4,374	0.8%

(1) Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2) Please refer to Section – NON-GAAP MEASURES – on page 19 of this press release for further information.

Q2’21 vs. Q2’20

•

Revenue of $317.8 million in Q2’21 increased 14.3% from $278.0 million in Q2’20, reflecting an increase of $74.9 million in revenue from gold, partially offset by a $34.3 million decrease in revenue from copper. Gold revenue benefitted from a 6.3% increase in the average price of gold and a 135.5% increase in

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

volumes of gold in concentrates sold, which resulted from the scheduled move to the higher grade gold areas of Phase 4B. Volumes of copper in concentrates sold decreased 50.6%, primarily as a result of the force majeure, partly offset by an increase of 82.5% in the average price of copper.

•

Income for the period was $118.8 million in Q2’21 compared with $72.3 million in Q2’20, primarily reflecting the impact of a $139.2 million increase in gross margin, which was driven by the increased revenue as well as a decrease in cost of sales, partly offset by the impact of a lower deferred tax asset recognised in Q2’21 versus Q2’20 and higher operating cash costs[3] driven mainly by higher royalty costs due to the increased revenue as well as additional COVID-19 related costs. Income attributable to owners of Turquoise Hill in Q2’21 was $96.9 million, or $0.48 per share, compared to $72.6 million, or $0.36 per share in Q2’20.

•

Cost of sales of $82.6 million in Q2’21 decreased 54.6% from $182.0 million in Q2’20, due to a 52.3% decrease in the volumes of concentrates resulting from the impact of the force majeure during Q2’21.

•

Capital expenditure on a cash basis was $230.3 million in Q2’21 compared to $261.9 million in Q2’20, comprised of $211.4 million (Q2’20 – $250.0 million) in underground capital spend, including $49.9 million in underground sustaining capital (Q2’20 – $11.0 million), and $18.9 million (Q2’20 – $11.9 million) in open-pit sustaining capital expenditure.

•

Total operating cash costs[3] of $210.5 million in Q2’21 increased 16.4% from $180.8 million in Q2’20, principally due to higher royalty costs driven by higher sales revenue as well as additional COVID-19 related costs associated with the increased safety measures and controls implemented, partially offset by lower power study costs.

•

Unit cost of sales of $1.91 per pound of copper sold in Q2’21 decreased 8.2% from $2.08 per pound of copper sold in Q2’20 reflecting a 54.6% decrease in cost of sales partially offset by a 52.3% reduction in volumes of copper in concentrates sold.

•

Oyu Tolgoi’s C1 cash costs[3] of $0.83 per pound of copper produced in Q2’21 decreased from $1.61 per pound of copper produced in Q2’20, primarily reflecting the impact of a $74.9 million increase in gold revenue.

•

All-in sustaining costs[3] of $1.48 per pound of copper produced in Q2’21 decreased 32.1% from $2.18 per pound of copper produced in Q2’20. Similar to the decrease in C1 cash costs[3], the decrease primarily reflects the impact of the higher gold revenues but, unlike C1 cash costs[3], was partly offset by the impact of increased royalty costs due to the increased revenue.

•

Mining costs[3] of $2.71 per tonne of material mined in Q2’21 increased 60.1% from $1.69 per tonne of material mined in Q2’20. The increase was mainly due to lower material mined, driven by increased cycle times caused by mining deeper into the open pit, as well as higher spend on maintenance and a higher market price for fuel.

•

Milling costs[3] of $7.09 per tonne of ore treated in Q2’21 increased 4.8% from $6.77 per tonne of ore treated in Q2’20, mainly due to lower milled ore and higher power consumption costs partly offset by lower maintenance and consumables costs. The lower milled ore and higher power consumption costs were due

3 Please refer to Section – NON-GAAP MEASURES – on page 19 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

to overall higher feed hardness as a result of increased Phase 4B ore replacing the softer ore from Phase 6B and stockpiles.

•	G&A costs of $4.98 per tonne of ore treated in Q2’21 increased 53.1% from $3.25 per tonne of ore treated in Q2’20, mainly due to lower milled ore and higher G&A costs in Q2’21.

•

Cash generated from operating activities was $209.3 million in Q2’21 compared to $81.8 million cash used in operating activities in Q2’20, the improvement due mainly to the impact of a $261.0 million improvement in cash from operating activities before interest and tax, which was primarily due to a $139.2 million improvement in gross margin as well as favourable movements in deferred revenue. The $137.1 million increase in deferred revenue in Q2’21 vs. Q2’20 was particularly significant and was impacted by the timing of ramp-up in concentrate shipments during the quarter following the declaration of force majeure as well as related contingency measures to improve Oyu Tolgoi’s short-term liquidity.

OYU TOLGOI

Safety Performance and COVID-19 Update

Oyu Tolgoi open pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the six months ended June 30, 2021.

During Q2’21, COVID-19 cases increased significantly in Mongolia, causing a series of lockdowns in the country and South Gobi region, which limited the ability of Oyu Tolgoi to maintain normal roster changes for its workers. To mitigate the risk of roster changes transmitting COVID-19 to the region, Oyu Tolgoi introduced isolation and testing protocols in cooperation with government authorities. In addition, Oyu Tolgoi continues to implement multiple COVID-19 controls at site, including maintaining social distancing, wearing masks at all times, regular hand washing, and monitoring of personnel temperatures in all high traffic areas. In Ulaanbaatar, all office-based employees continue to work from home. Vaccinations have progressed extremely well with over 98% of our workforce now fully vaccinated. Health and safety remain a high priority and appropriate measures will be maintained to protect employees, contractors and the community.

During Q2’21, limitations on people movement impacted personnel numbers on site, which at times were below 25% of planned requirements. This adversely impacted both open pit operations and the underground project. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million including travel, accommodation, quarantine and standby costs as well as accounting for productivity impacts. COVID-19 impacts are ongoing and the Company will continue to monitor the overall costs associated with COVID-19 delays and update the market as appropriate.

On March 30, 2021, Oyu Tolgoi declared force majeure in connection with customer contracts for concentrate. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage supply chain disruptions. The force majeure will remain in place until sustained volumes of convoys are crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels.

Due to the COVID-19 situation in Mongolia and the Mongolian-Chinese border region, the situation at the border remained fluid throughout Q2’21. Despite steps taken by Oyu Tolgoi to maintain its concentrate shipments, limitations set by the Chinese authorities on the number of trucks allowed to cross the border as

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

well as daily testing requirements are impacting Oyu Tolgoi’s ability to export at planned levels and disrupting inbound supply routes for the underground project and operations.

Selected Operational Metrics:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q	2Q	Change	1H	1H	Change
	2021	2020		2021	2020

Open pit material mined (‘000 tonnes)	15,829	23,218	(31.8%)	38,417	50,052	(23.2%)

Ore treated (‘000 tonnes)	9,401	9,645	(2.5%)	19,214	20,534	(6.4%)

Average mill head grades:

Copper (%)	0.47	0.47	0.0%	0.51	0.45	13.3%

Gold (g/t)	0.50	0.19	163.2%	0.59	0.17	247.1%

Silver (g/t)	1.19	1.22	(2.5%)	1.24	1.18	5.1%

Concentrates produced (‘000 tonnes)	173.2	169.9	1.9%	375.1	334.4	12.2%

Average concentrate grade (% Cu)	21.2	21.5	(1.4%)	21.9	21.4	2.3%

Production of metals in concentrates:

Copper (‘000 tonnes)	36.7	36.5	0.5%	82.2	71.7	14.6%

Gold (‘000 ounces)	113	31	264.5%	259	57	354.4%

Silver (‘000 ounces)	235	212	10.8%	490	426	15.0%

Concentrate sold (‘000 tonnes)	92.6	194.3	(52.3%)	278.9	320.2	(12.9%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	19.6	39.7	(50.6%)	58.6	65.5	(10.5%)

Gold (‘000 ounces)	73	31	135.5%	183	51	258.8%

Silver (‘000 ounces)	106	220	(51.8%)	313	366	(14.5%)

Metal recovery (%)

Copper	79.7	79.1	0.8%	83.4	76.7	8.7%

Gold	69.3	52.0	33.3%	71.0	49.3	44.0%

Silver	62.5	55.8	12.0%	64.0	53.6	19.4%

In Q2’21, Oyu Tolgoi produced 36,735 tonnes of copper and 113,054 ounces of gold. Copper and gold production was lower than Q1’21 due to slower mining rates in Phase 4B. This resulted in an increase in lower-grade stockpile material being processed. It is anticipated that mill feed will continue to be comprised of higher-grade Phase 4B and lower-grade stockpiles for the remainder of 2021.

Q2’21 mill throughput of 9.4 million tonnes was 2% lower than Q2’20 and 4% lower than Q1’21. The reduction in processed ore tonnage was due to lower personnel numbers and planned maintenance activities.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Ongoing optimisation activities are focused on maximising metal production despite reduced mining rates in Phase 4B, geotechnical challenges and higher than planned lower-grade stockpile feed.

Oyu Tolgoi Underground Update

During Q2’21, progress on the underground project was significantly impacted by COVID-19 constraints on site and in Mongolia, including restrictions on movement of international expertise.

The undercut commencement, which had been scheduled for mid-2021, requires a number of technical and non-technical criteria to be met and has been delayed as a result of the delayed resolution of non-technical undercut criteria. All technical undercut readiness activities have been met or are on track to being met, including:

•	all lateral development and undercut drilling to initiate the undercut is complete; and
•

supporting infrastructure for Panel 0 production is on track for completion under current site conditions. Material Handling System 1 is greater than 90% complete and Primary Crusher 1 is expected to be completed in Q3’21.

The ongoing impacts of COVID-19 on rosters require careful management to ensure that the appropriate personnel are available for undercutting activities.

Turquoise Hill and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria. All parties remain committed to moving the project forward in a mutually beneficial manner. However, as noted above, delayed resolution of the non-technical undercut criteria has delayed the scheduled timing for the initiation of the undercut. A significant delay to the initiation of the undercut would have a material impact on project schedule, including the timing of sustainable production for Panel 0, as well as the timing and quantum of underground capital expenditure, which would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby increasing the amount of Turquoise Hill’s incremental funding requirement. The Company will continue to monitor the situation and assess any impact of a delay to the undercut initiation and update the market as appropriate.

Development activities pertaining to ramp-up post-Panel 0 continue to be impacted by COVID-19 constraints. Conveyor to Surface progress slowed during Q2’21 but remains broadly in-line with schedule. Shaft 3 and Shaft 4 sinking progress has been impacted by travel restrictions and quarantine requirements, which reduced the Project’s ability to remobilise required personnel to site. Specialised personnel arrived on site on the 25th of June to complete Shaft 4 readiness activities prior to Shaft 3 construction activities. The Shaft 4 sinking team arrived in Mongolia on the 28th of June. Further delays to Shafts 3 and 4 could impact the ramp-up post-Panel 0. However, ongoing optimisation activities are focused on minimising any departure from plan. The Company continues to monitor the situation and will update the market as appropriate.

At the end of Q2’21, cumulative underground development progress was 57,928 equivalent metres (eqm) and cumulative Conveyor to Surface advancement was 14,532 eqm. It is anticipated that development rates will continue to be impacted into Q3’21.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Total	57.9	49.2	217.1
Notes:
Totals may not match due to rounding.
*	Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Total	14.5	13.3	29.9
Note: Totals may not match due to rounding.

The DE, which was completed in December 2020, forecast first sustainable production in October 2022 and estimated a development capital cost of $6.75 billion. The DE assumed COVID-19 related restrictions in 2021 would be no more stringent than those experienced in September 2020. In light of the actual 2021 COVID-19 restrictions thus far, which have been and are expected to be, for a period of time, more stringent than those assumed in the DE, a reassessment is underway to consider potential impacts thereof on the underground development capital estimate as well as the overall project schedule. The additional 2021 development cost impact of the known COVID-19 delays up to June 30, 2021 is estimated to be approximately $100 million, and additional impacts are expected as COVID-19 restrictions persist into Q3’21. The Company will continue its reassessment and to monitor the impacts associated with COVID-19 delays as well as the time to resolve the non-technical undercut and other issues on the underground development capital estimate as well as the overall project schedule. The ability to meet the sustainable production date of October 2022 is dependent on the timing of the undercut commencement, and therefore resolution of the non-technical issues.

Due to the pending approval of the DE and required budget uplift by the Oyu Tolgoi Board, some contractual commitments for future works such as on Material Handling System 2 and the concentrator upgrade, have experienced delays.

Given the cumulative and on-going impacts of COVID-19, delayed commitments resulting from non-approval of the DE budget by the OT Board and outstanding non-technical issues related to the undercut decision, the Company expects that there will be further impacts on overall project cost and schedule.

Oyu Tolgoi spent $211.4 million on underground capital during Q2’21, including $49.9 million of underground sustaining capital. Total underground project spend from January 1, 2016, to June 30, 2021, was approximately $4.9 billion, including $0.2 billion of underground sustaining capital. Underground project spend on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, Oyu Tolgoi had contractual obligations4 of $0.4 billion as at June 30, 2021. Since the restart of project development in 2016 through June 30, 2021, Oyu Tolgoi has committed over $3.9 billion to Mongolian vendors and contractors.

4 Please refer to Section – NON-GAAP MEASURES – on page 19 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Incremental Mine Design Refinements

The Panel 1 and Panel 2 caves are currently the focus of additional study work. These caves are required to support the ramp-up to 95 ktpd beyond Panel 0.

The foundation of the Panel 1 and Panel 2 studies is the collection of additional data from surface and underground drilling to support the evaluation of different design and sequencing options for Hugo North Lift 1. During Q2’21, the drilling programs continued, but drilling rates were slower than planned due to the reduction of personnel on site. Despite the slower drilling progress, the study work is tracking well and the interim study results for Panel 2 were delivered during the quarter. Learnings from this work are:

•	geotechnical conditions are largely as anticipated; and
•	mine design requires further refinement including mining area extents and ore handling infrastructure locations.

These learnings will be incorporated into the first phase of the detailed studies which are due to commence in Q3’21. Other studies, including assessments of pillar recoverability are also planned and updates will be provided as more information becomes available.

FUNDING OF OYU TOLGOI LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at June 30, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi LLC was $7.9 billion, including accrued interest of $1.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi LLC on behalf of state-owned Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi LLC common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at June 30, 2021, the cumulative amount of such funding was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on the amounts funded of $0.9 billion.

As at June 30, 2021, Turquoise Hill has $0.7 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into Q3’22. During the quarter ended March 31, 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon.

On April 9, 2021, Turquoise Hill and Rio Tinto signed a binding Heads of Agreement (HoA) to provide an updated funding plan (the Funding Plan) for the completion of the Oyu Tolgoi LLC underground project in Mongolia. The Funding Plan was designed to address the estimated remaining funding requirement and

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

replace the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill previously entered into on September 9, 2020.

Under the HoA, subject to securing approval by the Oyu Tolgoi LLC Board and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•	pursue re-profiling (rescheduling of principal repayments) of existing project debt to better align with the revised mine plan, project timing and cash flows; and
•	seek to raise up to US$500 million in senior supplemental debt (SSD) under the existing project financing arrangements from selected international financial institutions.

In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the Co-Lending Facility) on the same terms as Oyu Tolgoi’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.

Successful implementation of the HoA is subject to achieving alignment with the relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

In the event there is a residual funding requirement after implementing the Funding Plan under the HOA, the Company would consider all funding options available to it at that time. Such options may include additional debt from banks or international financial institutions, an offering of global medium-term notes, a gold pre-sale transaction, a gold streaming transaction and additional equity.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

delays entering into contractual commitments for future works (e.g. Material Handling System 2 and the concentrator upgrade) due to the pending approval of the DE and the required budget uplift by the Oyu Tolgoi Board;

•

the ability of Turquoise Hill and Rio Tinto to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria as discussed in the Oyu Tolgoi Underground Update section above;

•

the ability of Turquoise Hill and Rio Tinto to engage with various Mongolian governmental bodies with a view to implementing the Power Source Framework Agreement (PSFA) as amended (PSFA Amendment), including how a domestic long-term power solution is implemented; and

•

developments in the ongoing discussions with the Government of Mongolia to address their outstanding concerns with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

Turquoise Hill currently estimates its base case incremental funding requirement to be $2.4 billion (31 March 2021: $2.3 billion), taking into consideration:

•	metal price assumptions for copper and gold over the incremental funding period;
•	the DE, which forecast first sustainable production in October 2022 and estimated a development capital cost of $6.75 billion as discussed in the Oyu Tolgoi Underground Update section above;
•	the additional 2021 development cost impact of the known COVID-19 delays, estimated to be $100 million up to June 30, 2021; and
•	the impact of the resequencing of ore phases of the open pit over the incremental funding period.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•	the timing of commencement of the undercut (for further information, see Oyu Tolgoi Underground Update section above);
•

any further revisions to the amount of development capital required to bring the underground mine into production, if it were to deviate from the aforementioned DE estimate of $6.75 billion plus the additional 2021 underground development cost impacts of the known COVID-19 issues up to June 30, 2021, which are estimated to be approximately $100 million;

•

the delays entering into contractual commitments for future works (e.g. Material Handling System 2 and the concentrator upgrade) due to the pending approval of the DE and the required budget uplift by the Oyu Tolgoi Board;

•	the timing of sustainable production and ramp-up profile and their impact on cash flows, which are also impacted by the timing of undercut commencement;
•	engagement with various Mongolian governmental bodies with a view to implementing the PSFA Amendment, including how a domestic long-term power solution is implemented;
•

the timing and potential impacts of the ongoing discussions with the Government of Mongolia to address their outstanding concerns with respect to the Oyu Tolgoi underground development project, including in relation to Parliamentary Resolution 92;

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement); and

•	incremental mine design refinements to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $2.4 billion base case estimate, and such variance may be significant.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC. The remaining 34% interest in Oyu Tolgoi LLC is held by Erdenes. Turquoise Hill is obliged to fund Erdenes’ share of the capital costs under the ARSHA.

Underground construction recommenced in May 2016 when Oyu Tolgoi LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and Oyu Tolgoi LLC. Approval followed the signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, Oyu Tolgoi LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

As previously announced by Turquoise Hill on January 11, 2021, the Government of Mongolia has expressed concern with the results of the DE, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of Oyu Tolgoi LLC as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill continues to engage with the Government of Mongolia and remains open to improving the UDP to deliver even greater benefits from Oyu Tolgoi to all stakeholders.

In Q1’20, Oyu Tolgoi LLC submitted a mineral resources and reserves update for registration with the Mongolian Minerals Council as required pursuant to local regulatory requirements in Mongolia. The expert review has been favourably concluded and is awaiting discussion at the Minerals Council. Oyu Tolgoi Feasibility Study (OTFS20) is expected to be considered for endorsement by the Mongolian Minerals Council following registration of the mineral resources and reserves update.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Negotiations with the Government of Mongolia

Turquoise Hill and Rio Tinto were in Ulaanbaatar in March and April 2021 to discuss a path forward to address outstanding concerns that the Government of Mongolia has with respect to the Oyu Tolgoi underground development project including in relation to Parliamentary Resolution 92. Turquoise Hill remains committed to its presence in Mongolia and, in all discussions with Rio Tinto and the Government of Mongolia, is focused on maximizing value for all stakeholders. Constructive engagement has been ongoing with Government representatives and the Company has remobilised our negotiations team and anticipates resumption of discussions in country in August 2021.

Turquoise Hill and Rio Tinto continue to engage with various Mongolian governmental bodies with a view to resolving outstanding non-technical undercut criteria. All parties remain committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Delayed resolution of these issues and the slowing of discussions as a result of the COVID-19 situation in Mongolia, have delayed the Company’s expected timing for the initiation of the undercut. A significant delay to the initiation of the undercut would have a material impact on project schedule, including the timing of sustainable production for Panel 0, as well as the timing and quantum of underground capital expenditure, which would materially adversely impact the timing of expected cash flows from the Oyu Tolgoi underground project thereby increasing the amount of Turquoise Hill’s incremental funding requirement. The Company will continue to monitor the situation and assess any impact of a delay to the undercut initiation and update the market as appropriate.

Oyu Tolgoi Mine Power Supply

Oyu Tolgoi LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid JSC, the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

Oyu Tolgoi LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The PSFA provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a coal-fired power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi LLC’s proposal to develop TTPP and announced its intention to supply power to Oyu Tolgoi from SOPP, a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi.

In June 2020, Oyu Tolgoi LLC and the Government of Mongolia entered into the PSFA Amendment to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones included: signing a power purchase agreement (SOPP PPA) for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with IMPIC on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi LLC will be entitled to select from, and implement, the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

Three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA, and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021, respectively.

The Ministry of Energy formally notified Rio Tinto on February 25, 2021, that the Tavan Tolgoi thermal power station project will be implemented and will be connected to the Central Energy System and operated with integrated dispatch control in accordance with relevant laws and regulations. A separate letter was sent from the Ministry of Energy to Oyu Tolgoi LLC on the same date, stating that agreement on the long-term power supply to Oyu Tolgoi LLC is related to the extension of the power import arrangements with IMPIC. In recognizing the linkage of the extension of the IMPIC supply arrangements with making progress on resolving the issue of long-term domestic power supply, the Ministry of Energy proposed that milestones under the PSFA Amendment be extended pending further discussions at the sub-working group.

Discussions to extend the power import agreement with IMPIC in a way that satisfies both the Government of Mongolia’s and Oyu Tolgoi LLC’s requirements, as well as agreement on the long-term power supply for Oyu Tolgoi LLC remain ongoing, and Oyu Tolgoi LLC is engaging with the sub-working group to agree to a standstill period following the lapsing of the PSFA Amendment milestones and to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During the standstill period, Oyu Tolgoi LLC would not exercise its rights to select and proceed with an alternative power solution but would not waive its right to do so in the future. Preserving these rights remains critical considering that historical and ongoing assessments by the Government of Mongolia of the Central Energy System indicate it being unable to reliably supply power to Oyu Tolgoi until supplementary generation (in addition to SOPP) and transmission capacity are added.

Oyu Tolgoi LLC continues to collaborate with the Government of Mongolia to ensure a secure, stable and reliable long-term power solution is implemented with an immediate focus on extending the IMPIC supply arrangements prior to the commencement of the undercut.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, Oyu Tolgoi LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that Oyu Tolgoi LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that Oyu Tolgoi LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Oyu Tolgoi LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which are being addressed in local Mongolian tax courts. The local court process is ongoing. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the tax arbitration proceeding. Turquoise Hill is not a party to the arbitration, but the GOM Defence and Counterclaim has requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denies the allegations relating to the Company in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. If nevertheless the Company is added to the arbitration proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

The Company remains of the opinion that the tax positions adopted by Oyu Tolgoi LLC in its tax filings were correct and that Oyu Tolgoi LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, an amended complaint was filed on March 16, 2021 and defendants filed motions to dismiss the complaint on May 17, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “Risk Factors ” section of the AIF.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Ömnögovi province and Khatavch in the Dornogovi province.

During Q2’21, the work plans for the three exploration licences were approved by the Mineral Resource and Petroleum Agency of Mongolia and the State Inspection Agency. In addition, the environmental plans for Bag and Od-2 licences were also approved. The environmental approval for Khatavch is pending until the exploration team is able to travel to the Dornogovi province.

The exploration team is fully vaccinated and ready to begin field work. Current restrictions on people movements in the Ömnögovi and Dornogovi provinces have resulted in delays to our field work. Safety remains our first priority and appropriate measures will be maintained to protect our exploration team, contractors and the communities in which we work.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cost of sales	82,584	181,956	238,228	327,880
Cost of sales: $/lb of copper sold	1.91	2.08	1.84	2.27
Depreciation and depletion	(21,223)	(51,106)	(73,417)	(86,072)
Provision against carrying value of copper-gold concentrate	-	6,254	-	-
Change in inventory	72,576	(12,265)	102,873	19,884
Other operating expenses	73,276	49,893	129,764	94,804
Less:
- Inventory (write-down) reversal	(1,522)	1,195	3,604	2,359
- Depreciation	(593)	(1,997)	(1,195)	(3,950)
Management services payment to Turquoise Hill	5,400	6,872	11,878	13,954
Operating cash costs	210,498	180,802	411,735	368,859
Operating cash costs: $/lb of copper produced	2.60	2.25	2.27	2.33
Adjustments to operating cash costs(1)	(12,994)	6,564	(13,201)	12,646
Less: Gold and silver revenues	(130,416)	(57,428)	(323,295)	(91,253)
C1 costs ($‘000)	67,088	129,938	75,239	290,252
C1 costs: $/lb of copper produced	0.83	1.61	0.42	1.84

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	8,525	9,855	21,568	14,572
Asset retirement expense	1,388	1,502	2,983	2,931
Royalty expenses	22,462	14,216	45,202	24,455
Ore stockpile and stores write-down (reversal)	1,522	(1,195)	(3,604)	(2,359)
Other expenses	552	2,998	806	3,466
Sustaining cash capital including deferred stripping	18,876	18,355	27,172	27,904
All-in sustaining costs ($‘000)	120,413	175,669	169,366	361,221
All-in sustaining costs: $/lb of copper produced	1.48	2.18	0.93	2.29

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs per tonne of material mined for the three months ended June 30, 2021 are calculated by reference to total mining costs of $42.9 million (Q2’20: $39.3 million) and total material mined of 15.8 million tonnes (Q2’20: 23.2 million tonnes).

Milling costs per tonne of ore treated for the three months ended June 30, 2021 are calculated by reference to total milling costs of $66.7 million (Q2’20: $65.3 million) and total ore treated of 9.4 million tonnes (Q2’20: 9.6 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	June 30, 2021	December 31, 2020

Inventories (current)	$296,463	$197,962
Trade and other receivables	28,230	60,012
Trade and other payables:
- trade payables and accrued liabilities	(263,739)	(315,570)
- payable to related parties	(115,917)	(65,552)

Consolidated working capital	$(54,963)	$(123,148)

Contractual obligations

The following section of this press release discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q2 2021 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q2 2021 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations as at June 30, 2021 to the financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,303,885	441,164	388,019	247,129	31,777	229,273
Cancellable obligations	-	(418,603)	-	(183,464)	-	-
(net of exit costs)	-	-	-	-	-	-
Accrued capital expenditure	-	-	-	-	-	-
Discounting and other adjustments	(132,824)	-	-	-	(5,965)	(93,436)
Financial statement amount	4,171,061	22,561	388,019	63,665	25,812	135,837

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2021.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release and in the Company’s Q2 2021 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Jun-30 2021	Mar-31 2021	Dec-31 2020	Sep-30 2020

Revenue	$317.8	$526.5	$405.1	$264.4

Income for the period	$118.8	$332.1	$241.6	$161.7

Income attributable to owners of Turquoise Hill	$96.9	$236.7	$159.9	$128.6

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.48	$1.18	$0.79	$0.64

	Quarter Ended
	Jun-30 2020	Mar-31 2020	Dec-31 2019	Sep-30 2019

Revenue	$278.0	$130.7	$221.4	$209.2

Income (loss) for the period	$72.3	$19.0	$109.5	$45.1

Income (loss) attributable to owners of Turquoise Hill	$72.6	$45.2	$113.1	$71.7

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.36	$0.22	$0.56	$0.36

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Income
(Stated in thousands of U.S. dollars)
(Unaudited)
		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021	2020	2021	2020

Revenue	4	$317,799	$277,967	$844,345	$408,626
Cost of sales	5	(82,584)	(181,956)	(238,228)	(327,880)
Gross margin		235,215	96,011	606,117	80,746

Operating expenses	6	(73,276)	(49,893)	(129,764)	(94,804)
Corporate administration expenses		(8,525)	(9,855)	(21,568)	(14,572)
Other income (expenses)	20	(14,610)	(1,418)	(27,787)	1,800
Income (loss) before finance items and taxes		138,804	34,845	426,998	(26,830)

Finance items
Finance income	7	607	3,212	1,897	14,624
Finance costs	7	(1,596)	(1,516)	(3,231)	(3,325)
		(989)	1,696	(1,334)	11,299
Income (loss) from operations before taxes		$137,815	$36,541	$425,664	$(15,531)

Income and other taxes		(19,047)	35,777	25,253	106,805
Income for the period		$118,768	$72,318	$450,917	$91,274

Attributable to owners of Turquoise Hill Resources Ltd.		96,870	72,586	333,585	117,767
Attributable to owner of non-controlling interest		21,898	(268)	117,332	(26,493)
Income for the period		$118,768	$72,318	$450,917	$91,274

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	17	$0.48	$0.36	$1.66	$0.59

Basic weighted average number of shares outstanding (000’s)		201,231	201,231	201,231	201,231

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)
		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2021	2020	2021	2020

Cash generated from operating activities before interest and tax	16	$295,693	$34,698	$543,929	$36,193

Interest received		678	5,367	1,853	17,198
Interest paid		(84,511)	(118,696)	(111,022)	(145,518)
Income and other taxes paid	19	(2,525)	(3,198)	(358,648)	(14,149)
Net cash generated from (used in) operating activities		$209,335	$(81,829)	$76,112	$(106,276)

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	-	204,284	-	511,284
Expenditures on property, plant and equipment		(230,283)	(261,934)	(480,570)	(563,030)
Purchase of commodity put options		-	-	(29,907)	-
Proceeds from pre-production revenues		12,001	7,593	12,001	7,593
Other investing cash flows		62	184	62	247
Cash used in investing activities		$(218,220)	$(49,873)	$(498,414)	$(43,906)

Cash flows from financing activities
Repayment of project finance facility		(21,744)	(1,545)	(21,744)	(1,545)
Proceeds from bank overdraft facility		-	-	8,500	-
Repayment of bank overdraft facility		(8,500)	-	(8,500)	-
Payment of lease liability		(166)	(1,992)	(295)	(3,899)
Cash used in financing activities		$(30,410)	$(3,537)	$(22,039)	$(5,444)

Effects of exchange rates on cash and cash equivalents		(165)	420	(207)	436
Net decrease in cash and cash equivalents		$(39,460)	$(134,819)	$(444,548)	$(155,190)

Cash and cash equivalents - beginning of period		$718,533	$1,631,614	$1,123,621	$1,651,985
Cash and cash equivalents - end of period		679,073	1,496,795	679,073	1,496,795
Cash and cash equivalents as presented on the balance sheets		$679,073	$1,496,795	$679,073	$1,496,795

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Comprehensive Income
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020

Income for the period	$118,768	$72,318	$450,917	$91,274

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,631	1,502	4,887	127
Other comprehensive income for the period (a)	$2,631	$1,502	$4,887	$127

Total comprehensive income for the period	$121,399	$73,820	$455,804	$91,401

Attributable to owners of Turquoise Hill	99,501	74,088	338,472	117,894
Attributable to owner of non-controlling interest	21,898	(268)	117,332	(26,493)
Total comprehensive income for the period	$121,399	$73,820	$455,804	$91,401

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2021 (2020: nil).

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)
	Note	June 30, 2021	December 31, 2020

Current assets
Cash and cash equivalents	8	$679,073	$1,123,621
Inventories	9	296,463	197,962
Trade and other receivables		28,230	60,012
Prepaid expenses and other assets		92,760	127,274
Other financial assets	20	2,952	-
		1,099,478	1,508,869
Non-current assets
Property, plant and equipment	10	11,433,861	10,927,512
Inventories	9	49,807	37,557
Prepaid expenses and other assets	19	348,670	-
Deferred income tax assets	13	922,484	880,705
Other financial assets		19,009	14,118
		12,773,831	11,859,892
Total assets		$13,873,309	$13,368,761

Current liabilities
Borrowings and other financial liabilities	12	$53,632	$28,288
Trade and other payables	11	388,019	390,059
Deferred revenue		140,798	103,289
		582,449	521,636
Non-current liabilities
Borrowings and other financial liabilities	12	4,143,242	4,173,491
Deferred income tax liabilities	13	128,077	111,717
Decommissioning obligations	14	135,837	133,964
		4,407,156	4,419,172
Total liabilities		$4,989,605	$4,940,808

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,781	1,558,834
Accumulated other comprehensive income (loss)		6,305	1,418
Deficit		(3,082,016)	(3,415,601)
Equity attributable to owners of Turquoise Hill		9,915,192	9,576,773
Attributable to non-controlling interest	15	(1,031,488)	(1,148,820)
Total equity		$8,883,704	$8,427,953
Total liabilities and equity		$13,873,309	$13,368,761

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Consolidated Statements of Equity
(Stated in thousands of U.S. dollars)
(Unaudited)
Six Months Ended June 30, 2021	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Income for the period	-	-	-	333,585	333,585	117,332	450,917
Other comprehensive income for the period	-	-	4,887	-	4,887	-	4,887
Employee share plans	-	(53)	-	-	(53)	-	(53)
Closing balance	$11,432,122	$1,558,781	$6,305	$(3,082,016)	$9,915,192	$(1,031,488)	$8,883,704

Six Months Ended June 30, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income (loss) for the period	-	-	-	117,767	117,767	(26,493)	91,274
							-
Other comprehensive income for the period	-	-	127	-	127	-	127
Employee share plans	-	317	-	-	317	-	317
Closing balance	$11,432,122	$1,559,128	$(686)	$(3,704,122)	$9,286,442	$(1,263,667)	$8,022,775

The accompanying notes are an integral part of these consolidated financial statements.

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the DE and the potential termination, amendment or replacement of the IA or the UDP; the willingness and ability of the parties to the IA or the UDP to amend or replace either such agreement; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the expectations set out in the Oyu Tolgoi Technical Report dated as of June 30, 2020 (OTTR20); the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first commercial production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the likelihood that the Company will be added as a party to the international tax arbitration brought by Oyu Tolgoi against the Government of Mongolia and the merits of the GOM Defence and Counterclaim; liquidity, funding sources and funding requirements; the amount of any funding gap to complete the Oyu Tolgoi project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to raise supplemental senior debt; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition; capital and operating cost estimates; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA Amendment subject to ongoing discussions relating to a standstill period; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international tax arbitration proceedings; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the Funding Plan that is the subject of the HoA and the amount of any additional future funding gap to complete the Oyu Tolgoi project as well as the amount and potential sources of additional funding required therefor, all as contemplated by the HoA; the status and nature of the Company’s relationship, interactions and discussions with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the IA and the UDP to amend or replace either such agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays (including delays in the decision to commence the undercut), and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF and in the “Risks and Uncertainties” section in the Q2 2021 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q2 2021 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com